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                        [U.S. PLASTIC LUMBER CORP. LOGO]


April 23, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  U.S. Plastic Lumber Corp.
     Registration Statement on Form S-3
     File No. 333-58706
     CIK No. 0001014851


Ladies and Gentlemen:

     In accordance with Rules 477 and 478 (c) under the Securities Act of 1933, as amended, U.S. Plastic Lumber Corp. hereby makes application to withdraw the above-referenced Registration Statement. The Registration Statement is being withdrawn in response to the request of the SEC staff. No securities were sold in connection with the offering to which the Registration Statement related.


Very truly yours,

/s/ Bruce C. Rosetto
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Bruce C. Rosetto
Vice President and General Counsel






         2300 Glades Road o Suite 440 West o Boca Raton, Florida 33431 Phone 561/394-3511 o Fax 561/394-5335 o www.usplasticlumber.com